Three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020

Generation Segment

	Three-month period Ended
	March 31, 2021	March 31, 2020	Variation	%
Revenue	161	134	27	20%
Cost of sales	(79)	(56)	(23)	41%
Gross profit	82	78	4	5%

Selling expenses	-	(1)	1	(100%)
Administrative expenses	(7)	(8)	1	(13%)
Other operating income and expenses, net	5	6	(1)	(17%)
Share of profit from joint ventures	11	10	1	10%
Impairment of property, plant and equipment and intangible assets	-	(56)	56	(100%)
Operating income	91	29	62	214%

Finance income	1	1	-	-
Finance costs	(12)	(15)	3	(20%)
Other financial results	(17)	(1)	(16)	1,600%
Financial results, net	(28)	(15)	(13)	87%
Profit before income tax	63	14	49	350%

Income tax	(16)	(1)	(15)	1,500%
Profit of the period	47	13	34	262%

Owners of the Company	47	16	31	194%
Non - controlling interest	-	(3)	3	(100%)

Revenues

Revenues from our generation segment increased by 20%, to US$161 million in the three-month period ended March 31, 2021, compared to US$134 million in the previous three-month period. This variation is mainly explained by the commissioning of CTGEBA’s second combined cycle in July 2020, priced under a supply agreement with CAMMESA (See Resolution No. 287/17). Consequently, the revenue from own fuel recognition in the variable production cost increased by US$21 million. These effects were partially offset by the lack of inflation adjustment and the Peso depreciation over spot energy remuneration as of March 2020. In the three-month period ended March 31, 2021, our spot thermal units priced a 39% lower power capacity compared to the previous three-month period, billing an average price of US$2.5 thousand per MW-month.

The power generation operated during the three-month period ended March 31, 2021 slightly decreased by 4% (167 GWh), compared to the previous three-month period, mainly due to lower thermal dispatch as a result of higher renewable supply at the grid, lower water input for hydro generation and lower wind resource. These effects were partially offset by the aforementioned expansion project in CTGEBA.

The following table shows net generation and installed capacity for our power generation plants:

	Three-month period ended
	March 31, 2021		March 31, 2020
	Net generation (In GWh)	Installed capacity (In Mw)	Net generation (In GWh)	Installed capacity (In Mw)
Hydroelectric	382	938	424	938
Wind	203	206	212	206
Thermal	3,856	3,811	3,972	3,607
Total	4,441	4,955	4,608	4,751

Cost of Sales

Cost of sales increased by 41%, to US$79 million for the three-month period ended March 31, 2021, compared to US$56 million for the three-month period ended March 31, 2020, mainly explained by higher gas purchases due to the commissioning of CTGEBA’s second combined cycle.

Gross Profit

Gross profit increased by US$4 million (5%), amounting to US$82 million for the three-month period ended March 31, 2021, compared to US$78 million for the three-month period ended March 31, 2020.

In addition, in the three-month period ended March 31, 2021, the gross margin in relation to sales decreased to 51% compared to 58% for the three-month period ended March 31, 2020.

Selling Expenses

Selling expenses did not reflect any charges during the three-month period ended March 31, 2021, compared to US$1 million for the three-month period ended March 31, 2020.

Administrative Expenses

Administrative expenses did not vary significantly, amounting to US$7 million for the three-month period ended March 31, 2021, compared to US$8 million for the three-month period ended March 31, 2020.

Other Operating Income and Expenses, Net

Other operating income and expenses, net decreased to a US$5 million gain for the three-month period ended March 31, 2021, compared to a US$6 million gain for the three-month period ended March 31, 2020, due to lower commercial interests.

Impairment of property, plant and equipment and intangible assets

As of March 31, 2020, the assessment of recoverability for the Güemes, Piedra Buena and Piquirenda power plants and the Pichi Picun Leufú and Nihuiles hydroelectric power plants, which revenues are fully generated in the spot market, resulted in the recognition of impairment losses for US$56 million. No impairment losses were recorded during the three months period ended in March 2021.

Operating Income

Operating income increased by US$62 million (214%), recording a gain of US$91 million for the three-month period ended March 31, 2021, compared to a gain of US$29 million for the three-month period ended March 31, 2020. This variation is mainly explained by: (i) the impairment losses recorded during the three-month period ended March 31, 2020, and (ii) an increase in generation capacity through the aforementioned expansion project, partially offset by a decrease in the spot market energy price.

The operating margin in relation to sales for the three-month period ended March 31, 2021, increased to 57% compared to a 22% operating margin for the three-month period ended March 31, 2020.

Financial Results, net

Financial results, net, amounted to a US$28 million loss for the three-month period ended March 31, 2021, compared to a US$15 million loss for the three-month period ended March 31, 2020. The variation is mainly due to: (i) higher foreign exchange losses (US$6 million), (ii) higher losses from holding of financial instruments (US$5 million), and (iii) lower gains from repurchase of corporate bonds (US$5 million). These effects were partially offset by lower financial interests (US$3 million).

Income Tax

The generation segment recorded an income tax charge of US$16 million for the three-month period ended March 31, 2021, compared to a charge of US$1 million for the prior period, mainly due to the effect in the calculation of the deferred income tax (gain) of the impairment of property, plant and equipment and intangible assets recorded in 2020.

Total Profit

The generation segment recorded a US$47 million profit for the three-month period ended March 31, 2021, entirely attributable to the owners of the Company, compared to a US$13 million profit for the three-month period ended March 31, 2020, of which US$16 million were attributable to the owners of the Company.

Oil and Gas Segment

	Three-month period ended
	March 31, 2021	March 31, 2020	Variation	%
Revenue	79	87	(8)	(9%)
Cost of sales	(52)	(65)	13	(20%)
Gross profit	27	22	5	23%

Selling expenses	(4)	(7)	3	(43%)
Administrative expenses	(10)	(11)	1	(9%)
Other operating income and expenses, net	(12)	(2)	(10)	500%
Share of profit from associates	2	2	-	-
Impairment of financial assets	(1)	-	(1)	(100%)
Operating income	2	4	(2)	(50%)

Finance income	1	2	(1)	(50%)
Finance costs	(32)	(27)	(5)	19%
Other financial results	(21)	(11)	(10)	91%
Financial results, net	(52)	(36)	(16)	44%
Loss before income tax	(50)	(32)	(18)	56%

Income tax	17	6	11	183%
Loss of the period	(33)	(26)	(7)	27%

Revenues

Revenues from our oil and gas segment amounted to US$79 million for the three-month period ended March 31, 2021, which was 9% lower than the US$87 million for the three-month period ended March 31, 2020. This variation is mainly explained by lower hydrocarbons production, gas exports and trading with third parties (US$18 million). These effects were partially offset by higher gas and oil prices (US$10 million).

Our accrued gas average sale price was US$2.7/MBTU for the three-month period ended March 31, 2021 21, 15% higher than the US$2.3/MBTU recorded in the three-month period ended March 31, 2020, mainly explained by the effects of the Plan Gas.Ar, which became effective as from January 1, 2021. Our accrued oil average sale price was US$55.4/barrel, 10% higher than in the three-month period ended March 31, 2020, explained by the recovery in international prices to pre-pandemic levels, which had collapsed in March-May 2020 due to the COVID-19 pandemic.

The following table shows our production for the oil and gas segment for the periods shown:

	For the three-month period ended
	March 31, 2021	March 31, 2020
Production
Oil (k bbl/day)	4.2	5.3
Gas (k m3/day)	6,721	6,914
Total (k boe/day)	43.7	46.0

Sales
Oil (k bbl/day)	3.2	5.3
Gas (k m3/day)	6,825	7,343
Total (k boe/day)	43.4	48.5

Cost of Sales

The cost of sales decreased by 20%, from US$65 million for the three-month period ended March 31, 2020 to US$52 million for the three-month period ended March 31, 2021. The variation is mainly due to: (i) lower property, plant and equipment depreciation (US$6 million) primarily as a result of the increase in estimated proved oil and gas reserves as of December 31, 2020, (ii) lower gas purchases and increase of oil stock (US$5 million), and (iii) lower contractor fees (US$3 million).

Gross Profit

Gross profit increased by 23%, from US$22 million in the three-month period ended March 31, 2020, to US$27 million for the three-month period ended March 31, 2021. This variation is mainly explained by: (i) an increase in oil and gas average prices, (ii) lower property, plant and equipment depreciation, and (iii) a decrease in gas purchases and contractor fees. These effects were partially offset by a decline in volumes sold.

In addition, the gross margin in relation to sales for the three-month period ended March 31, 2021 increased to 34%, compared to 25% for the three-month period ended March 31, 2020.

Selling Expenses

Selling expenses decreased to US$4 million for the three-month period ended March 31, 2021, compared to US$7 million for the same period in 2020, mainly due to lower gas transportation costs on exports (US$3 million).

Administrative Expenses

Administrative expenses did not vary significantly, amounting to US$10 million for the three-month period ended March 31, 2021, compared to US$11 million for the three-month period ended March 31, 2020.

Other Operating Income and Expenses, net

 Other operating incomes and expenses, net recorded a higher net loss of US$12 million for the three-month period ended March 31, 2021, compared to a net loss of US$2 million for the three-month period ended March 31, 2020. The variation is mainly due to the recognition of environmental remediation expenses regarding claims associated with the relinquishment of oil blocks (US$ 14 million), partially offset by the contribution of retail through the Gas.AR Plan (US$ 3 million).

Operating Income

The operating income decreased to US$2 million for the three-month period ended March 31, 2021, 50% lower than the gain of US$4 million for the three-month period ended March 31, 2020.

Financial Results, Net

Financial results, net amounted to US$52 million loss for the three-month period ended March 31, 2021, compared to the US$36 million loss for the three-month period ended March 31, 2020, mainly due to lower gains from repurchase of corporate bonds (US$10 million) and higher financial interest expense (US$6 million).

Income Tax

Our oil and gas segment recorded an income tax benefit of US$17 million for the three-month period ended March 31, 2021, compared to an income tax benefit of US$6 million for the same period in 2020, mainly due to a higher loss before income tax.

Total Loss

Our oil and gas segment recorded a loss of US$33 million for the three-month period ended March 31, 2021, compared to a loss of US$26 million for the prior three-month period, both of which are entirely attributable to the owners of the Company.

Petrochemicals Segment

	Three-month period ended
	March 31, 2021	March 31, 2020	Variation	%
Revenue	103	73	30	41%
Cost of sales	(82)	(71)	(11)	15%
Gross profit	21	2	19	950%

Selling expenses	(3)	(2)	(1)	50%
Administrative expenses	(1)	(1)	-	-
Other operating income and expenses, net	-	(1)	1	(100%)
Impairment of inventories	-	(11)	11	(100%)
Operating income (loss)	17	(13)	30	(231%)

Finance costs	(1)	(1)	-	-
Other financial results	(1)	3	(4)	(133%)
Financial results, net	(2)	2	(4)	(200%)
Profit (loss) before income tax	15	(11)	26	(236%)

Income tax	(4)	4	(8)	(200%)
Profit (loss) of the period	11	(7)	18	(257%)

Revenues

Revenues from our petrochemicals segment amounted to US$103 million for the three-month period ended March 31, 2021, 41% higher than the US$73 million reported for the three-month period ended March 31, 2020. The variation is mainly due to higher sales prices resulting from the increase in international reference prices and higher volume sold.

Total volume sold increased by 13% compared to the same period in 2020, explained by higher polystyrene and styrene volume sold in the domestic market, related to higher demand from construction, polyester resin, refrigeration and packaging industries, and higher exports of reforming products, SBR and polystyrene. These effects were partially offset by a lower volume of octane bases in the domestic market, explained by lower gasoline consumption since the start of the COVID-19 lockdowns.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the three-month period ended
	March 31, 2021	March 31, 2020
Styrene & polystyrene	29	24
SBR	12	9
Others	57	54
Total	98	87

Cost of Sales

Cost of sales increased by 15%, to US$82 million for the three-month period ended March 31, 2021, compared to US$71 million for the three-month period ended March 31, 2020, mainly due to an increase in volumes consumed and raw material costs resulting from the increase in sales (US$9 million).

Gross Profit

Our petrochemical segment recorded a profit of US$21 million for the three-month period ended March 31, 2021, compared to a US$2 million profit for the same period in 2020.

The gross margin in relation to sales for the three-month period ended March 31, 2021 represented 20%, compared to 3% for the three-month period ended March 31, 2020.

Selling Expenses

Selling expenses did not vary significantly, amounting to US$3 million for the three-month period ended March 31, 2021, compared to US$2 million for the three-month period ended March 31, 2020.

Administrative Expenses

Administrative expenses remained unchanged, amounting to US$1 million for both of the three-month period ended March 31, 2021 and 2020.

Other Operating Income and Expenses, Net

Other operating income and expenses, net did not record any charges for the three-month period ended March 31, 2021, compared to a US$1 million loss for the three-month period ended March 31, 2020.

Operating Income (Loss)

The operating income increased to a gain of US$17 million in the three-month period ended March 31, 2021, compared to a US$13 million loss for the three-month period ended March 31, 2020. The variation is mainly due to the increase in the gross profit and the impairment of inventories recorded in the first quarter of 2020 (US$11 million).

Financial Results, Net

Financial results, net amounted to US$2 million loss for the three-month period ended March 31, 2021, compared to a US$2 million profit for the three-month period ended March 31, 2020. This variation is mainly due to a loss in changes in the fair value of financial instruments (US$4 million).

Income Tax

Our petrochemicals segment recorded an income tax charge of US$4 million for the three-month period ended March 31, 2021, compared to an income tax benefit of US$4 million for the three-month period ended March 31, 2020. This variation is mainly due to an increase in profits before income tax.

Total profit (Loss)

The petrochemicals segment recorded a profit of US$11 million for the three-month period ended March 31, 2021, compared to a loss of US$7 million for the prior three-month period, in both cases fully attributable to the Company’s owners.

Holding and Others Segment

	Three-month period ended
	March 31, 2021	March 31, 2020	Variation	%
Revenue	6	6	-	-
Gross profit	6	6	-	-

Administrative expenses	(5)	(5)	-	-
Other operating income and expenses, net	(15)	-	(15)	(100%)
Share of profit from joint ventures	13	20	(7)	(35%)
Impairment of financial assets	-	(1)	1	(100%)
Operating (loss) income	(1)	20	(21)	(105%)

Other financial results	15	5	10	200%
Financial results, net	15	5	10	200%
Profit before income tax	14	25	(11)	(44%)

Income tax	(5)	(1)	(4)	400%
Profit of the period	9	24	(15)	(63%)

Revenues

Revenues from our holding and others segment remained unchanged, amounting to US$6 million in both three-month periods ended 31 March 2020 and 2021.

Gross Profit

Gross profit remained unchanged, amounting to US$6 million for both three-month periods.

Administrative Expenses

Administrative expenses remained unchanged, staying at US$ 5 million during both periods.

Other Operating Income and Expenses, Net

Other operating income and expenses, net, recorded a loss of US$15 million for the three-month period ended March 31, 2021, while no charges were recorded for the three-month period ended March 31, 2020. The variation is mainly due to an increase in the provision for contingencies (US$14 million).

Operating Income (Loss)

Operating income amounted to US$1 million loss for the three-month period ended March 31, 2021, compared to US$20 million profit for the three-month period ended March 31, 2020. This variation is mainly explained by an increase in the provision for contingencies (US$14 million) and a decrease in profit from investment in joint ventures and associates (US$7 million), mainly in relation to our participation in CIESA.

Financial Results, Net

Financial results, net represented a profit of US$15 million for the three-month period ended March 31, 2021 compared to a profit of US$5 million for the three-month period ended March 31, 2020, mainly due to a higher profit from net foreign exchange difference (US$11 million).

Income Tax

Our holding and others segment recorded an income tax charge of US$5 million for the three-month period ended March 31, 2021, compared to a charge of US$1 million for the three-month period ended March 31, 2020.

Total Profit

Our holding and others segment registered a net profit of US$9 million for the three-month period ended March 31, 2021 attributable to the owners of the Company, compared to a net profit of US$24 million recorded in the three-month period ended March 31, 2020, also attributable to the owners of the Company.

Distribution of Energy Segment

The results corresponding to the distribution of energy segment have been classified as discontinued operations as a result of the pending sale of our controlling stake in Edenor.

The distribution of energy segment recorded a total gain of US$5 million for discontinued operations during the three-month period ended March 31, 2021, of which US$1 million loss was attributable to the owners of the Company, compared to a profit of US$12 million for the three-month period ended March 31, 2020, of which US$7 million was attributable to the owners of the Company.